UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 333-274239

Corporación América Airports S.A.

(Name of Registrant)

128, Boulevard de la Pétrusse
L-2330, Luxembourg
Tel: +35226258274

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 28, 2025, Corporación América Airports S.A. (“CAAP”) and the Investment Corporation of Dubai (“ICD”), the principal investment arm of the Government of Dubai, entered into a transaction agreement whereby: (i) Dicasa S.A. (“Dicasa”), a wholly-owned subsidiary of CAAP, acquired shares representing 25% of the capital interest in Corporación América Italia S.p.A. (the “CAI Shares”) from Mataar Holdings 2 B.V., a wholly-owned subsidiary of ICD, and (ii) as consideration of the CAI Shares, CAAP delivered 1,996,439 newly issued shares to ICD (the “CAAP Shares”). Following completion of the transaction, CAAP will own 100% of Corporación América Italia S.p.A.

The transaction agreement further contemplates certain transfer restrictions over the CAAP Shares, including a 40-day lock-up period and certain volume sale restrictions thereafter, and customary “piggyback” registration rights in favor of ICD.

Exhibit Index

Exhibit No.	Description

99.1	Press release dated May 28, 2025 – CAAP Increases Stake in Corporación América Italia S.p.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corporación América Airports S.A.

By:	/s/ Andres Zenarruza
Name:	Andres Zenarruza
Title:	Head of Legal & Compliance

By:	/s/ Jorge Arruda Filho
Name:	Jorge Arruda Filho
Title:	Chief Financial Officer

Date: May 28, 2025